Filed pursuant to Rule 424(b)(3)
File No. 333-222379

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 22, 2018)

SIT RISING RATE ETF
18,150,000 Shares

This supplement is to the prospectus (the “Prospectus”) of ETF Managers Group Commodity Trust I (the “Trust”) dated January 22, 2018, which relates to shares (the “Shares”) issued by the Sit Rising Rate ETF (the “Fund”), a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-222379. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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Size of Creation and Redemption Baskets

As of the date of this supplement, the size of Creation Baskets has been changed and the Shares will only be sold in blocks of 25,000 Shares to “Authorized Participants.” The size of Redemption Baskets has also changed such that Shares may only be redeemed in blocks of 25,000 Shares. Each reference to the size of Creation Baskets and Redemption Baskets in the Prospectus is hereby revised to be 25,000 Shares.

Additionally, the Prospectus is revised as follows:

The table included in the section titled “Breakeven Analysis” is deleted in its entirety and replaced with the following:

Assumed initial selling price per Share	$23.74

Management and CTA Fee(1)	$0.05

Creation Basket Fee(2)	$(0.02)

Estimated Brokerage Fee(3)	$0.02

Rebalancing Costs (0.012%)	$0.003

Other Expenses(4)	$0.19

Interest Income (1.33%)(5)	$(0.30)

Amount of trading income (loss) required for the Fund’s NAV to break even	$0.00

Percentage of initial selling price per share(6)	0.00%

(1)	The Fund pays the Sponsor a management fee (the “Sponsor Fee”), calculated daily and paid monthly, equal to the greater of 0.15% of its average daily net assets, or $75,000. The Fund also pays Sit a license and services fee, paid monthly in arrears, in an amount equal to 0.20% per annum of the value of the Fund’s average daily net assets. The amount presented is based on the Fund’s total assets as of December 26, 2017 and incorporates the Sponsor’s contractual agreement to waive its management fee and/or assume Fund expenses (excluding brokerage fees, interest expense, and extraordinary expenses) to cap Total Annual Fund Expenses at 1.00% (see note 6 below).

(2)	Authorized Participants are required to pay a Creation Basket fee of $500 for each order they place to create one or more baskets. An order must be at least one basket, which is 25,000 shares. This breakeven analysis assumes a hypothetical investment in a single share so the Creation Basket fee is $0.02 ($500/$25,000).

(3)	This amount is based on estimated brokerage fees for the Fund calculated on an annualized basis.

(4)	Other Expenses are based on estimated amounts for the twelve-month period beginning on January 1, 2018, including the Sponsor’s contractual agreement to waive its management fee and/or assume Fund expenses (excluding brokerage fees, interest expense, and extraordinary expenses) to cap Total Annual Fund Expenses at 1.00% (see note 6 below). The Sponsor has paid all of the expenses related to the organization of the Fund and offering of the shares in this prospectus.

(5)	The Fund earns interest on its investments and funds it deposits with the futures commission merchant and the custodian and it estimates that the interest rate will be 1.33% based on the interest rate on three-month Treasury Bills as of December 22, 2017. The actual rate may vary and not all assets of the Fund will earn interest.

(6)	The Sponsor has contractually agreed to waive the Sponsor Fee and/or assume the Fund’s Other Expenses (which term excludes brokerage fees, interest expense, and extraordinary expenses) so that the Fund’s Total Annual Fund Expenses do not exceed 1.00% per annum through January 31, 2019. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 1.00% annually, perhaps significantly higher. The Fund may also be responsible for certain non-recurring or extraordinary fee and expenses. For the period from the inception of the Fund through December 31, 2017, Sit had agreed to waive its CTA Fee and the Sponsor had contractually agreed to waive the Sponsor Fee and/or assume the Fund’s Other Expenses (which term excludes brokerage fees, interest expense, and extraordinary expenses) so that the Fund’s Total Annual Fund Expenses did not exceed 1.50% per annum.

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In addition, the following changes to the Prospectus are effective as of the date of this supplement:

The seventh paragraph of the cover page is deleted and replaced with the following:

The offering of the Fund’s shares is registered with the SEC in accordance with the Securities Act of 1933 (the “1933 Act”). The offering is intended to be a continuous offering and is not expected to terminate until all of the registered shares have been sold or three years from the date of the original offering, whichever is earlier, although the offering may be temporarily suspended if and when no suitable investments for the Fund are available or practicable. The Fund is not a mutual fund registered under the Investment Company Act of 1940 (“1940 Act”) and is not subject to regulation under such act. See “The Fund is not a registered investment company so shareholders do not have the protections of the 1940 Act” on page 9.

The paragraph of the section titled “Other Risks -- The Fund is not a registered investment company so shareholders do not have the protections of the 1940 Act.” is deleted and replaced with the following:

The Fund is not an investment company subject to the 1940 Act. Accordingly, investors do not have the protections afforded by that statute. The 1940 Act is designed to protect investors by preventing: insiders from managing investment companies to their benefit and to the detriment of public investors; the issuance of securities having inequitable or discriminatory provisions; the management of investment companies by irresponsible persons; the use of unsound or misleading methods of computing earnings and asset value; changes in the character of investment companies without the consent of investors; and investment companies from engaging in excessive leveraging. To accomplish these ends, the 1940 Act requires the safekeeping and proper valuation of fund assets, restricts greatly transactions with affiliates, limits leveraging, and imposes governance requirements as a check on fund management.

The first paragraph of the section titled “Incorporation By Reference of Certain Information” is deleted and replaced with the following:

We are a smaller reporting company, as defined in Rule 405 (17 CFR 230, 405) and file annual, quarterly and current reports and other information with the SEC. The rules of the SEC allow us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The documents listed below and all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the termination or completion of this offering of our shares shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. This includes but is not limited to the documents set forth below that have been previously filed with the SEC:

●	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2017, filed with the SEC on September 28, 2017;

●	Our Quarterly Report on Form 10-Q for the quarterly periods ended September 30, 2017, filed with the SEC on November 13, 2017, December 31, 2017, filed with the SEC on February 13, 2018, and March 31, 2018, filed with the SEC on May 15, 2018; and

●	The Sponsor’s Audited Statements of Financial Condition as of December 31, 2017 and 2016, on Form 8-K filed with the SEC on April 30, 2018.

The date of this prospectus supplement is August 17, 2018